Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 264,912,830.00	0.0001531	$ 40,558.15
Fees Previously Paid
	Total Transaction Valuation:	$ 264,912,830.00
	Total Fees Due for Filing:			$ 40,558.15
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 40,558.15
Offering Note
[1]	The Transaction Valuation is calculated as the aggregate maximum purchase price for units of limited liability company interest. The Amount of Filing Fee is calculated at 0.015310% of the Transaction Valuation.